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SEC FILE NUMBER
8-68904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CanAm Investor Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

88 Pine Street, 20th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey DeCicco — (212) 668-0690 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC.

(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I Jeffrey DeCicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CanAm Investor Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARSHA CORCHADO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CO6138092
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES DECEMBER 12, 2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Rule15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANAM INVESTOR SERVICES, LLC

FINANCIAL STATEMENT

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2019

CANAM INVESTOR SERVICES, LLC

DECEMBER 31, 2019

TABLE OF CONTENTS

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CanAm Investor Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CanAm Investor Services LLC (the "Company") (a limited liability company), as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CanAm Investor Services LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.
Woodbury, New York
February 27, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CANAM INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets	
Cash and cash equivalents	$ 4,772,054
Accounts receivable	630,553
Prepaid expenses and other assets	52,499
Total Assets	$ 5,455,106
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 1,713,997
Taxes payable	71,930
Total Liabilities	1,785,927
Member's Equity	3,669,179
Total Liabilities and Member's Equity	$ 5,455,106

The accompanying notes are an integral part of these financial statements

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2019

Note 1 – Organization and Nature of Business

CanAm Investor Services, LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC. The Company was organized as a limited liability company principally to engage in private placement activity (Reg D) and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory (FINRA) effective October 25, 2012.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Cash and Cash Equivalents

Cash consists of deposits with banks. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration Credit Risk

The Company maintains a checking account and a brokerage account at one financial institution, which at times exceed federally insured limits. Management has not experienced any losses in such accounts. The checking account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000. At December 31, 2019, amounts in the bank were in excess of FDIC insured limits of $ 122,054. The brokerage account balance is insured by Securities Investor Protection Corporation (SIPC) up to a maximum of $500,000. At December 31, 2019, amounts in the brokerage account were in excess of SIPC insured limits of $3,900,000. Management evaluates and believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly,

Note 2 - Summary of Significant Accounting Policies (Continued)

the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax. $33,064 of such tax was incurred during the year ended December 31, 2019, and is included in New York City unincorporated business and other taxes in the statement of operations.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts Receivable is states at the price governing by "Broker Dealer Agreement" for Annual Fee by issuers ruling at balance sheet date. Receivables consist of balances due from customers. Receivables are stated net of estimated allowances for uncollectible balances. Allowances for uncollectible balances are provided when it is probable customers will be unable to pay all amounts due based on the contractual terms. We charge-off receivables against the allowances after all reasonable collection efforts are exhausted. All receivables were collected subsequently.

Revenue Recognition

The company recognizes revenue depict the transfer of goods or services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation in accordance with ASC Topic 606.

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2019

Note 2 - Summary of Significant Accounting Policies (Continued)

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company ensure customer fully remitted into escrow. The Company will receive placement fees on these transactions. The Company believes that its performance obligation is the transaction of securities to investors and recognizes revenues in accordance with the provisions of the respective agreements. The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4 - Commitments

The Company subleases office space under an Expense Sharing Agreement with affiliated company effective January 1, 2019 for one year.

Rent expense for the year ended December 31, 2019 was $36,195 and is included in the occupancy expense line item in the Statement of Operations.

Note 5 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $2,898,127 which was $2,779,065 in excess of its minimum requirement of $119,062. The Company's aggregate indebtedness to net capital ratio was 0.62 to 1.

Note 6 - Fair Value

Fair Value Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values

Note 6 - Fair Value (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Money Market Fund value is closely reported by the Company actively traded exchanged.

At December 31, 2019, the Company's fair value hierarchy consisted of level 1 inputs of cash equivalents, money market fund, in the amount of $4,772,054.

Note 7 –Related Parties' Transactions

As of December 31, 2019, the Account Receivables from affiliate companies was $630,553.

Note 8 – Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the Internal Revenue Code. The Plan allows an employee of the Company to defer a portion of his or her salary. The Company is not required to make any nor has it made contributions on behalf of the employees.

Note 9 – Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2020. Subsequent events have been evaluated through this date. There have been no subsequent events requiring recognition or disclosure in the financial statements.